Filed Pursuant to Rule 433

Registration No. 333-133852

Subject to Completion

Preliminary Term Sheet dated April 1, 2009

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together the “Note Prospectus”). Investing in the notes involves a number of risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and beginning on page S-10 of product supplement STR-1.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

None of the Securities and Exchange Commission (“SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in April or May 2009, the settlement date may occur in April or May 2009, the maturity date may occur in April or May 2011, and the Observation Dates may be adjusted accordingly. Any reference in this term sheet to the month in which the pricing date, settlement date, maturity date, or any Observation Date will occur is subject to change as specified above.

“Strategic Accelerated Redemption Securities®” is a registered service mark of our subsidiary, Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

April     , 2009

Units

Strategic Accelerated Redemption Securities®

Linked to the SPDR® Gold Trust,

due May , 2011

$10 principal amount per unit

Term Sheet No.

Expected Pricing Date* April , 2009

Settlement Date* April , 2009

Maturity Date* May , 2011

CUSIP No.

Strategic Accelerated Redemption Securities®

The notes will be called at an amount equal to the $10 principal amount per unit plus the Call Premium of between 14% and 18% per annum if the closing market price per share of the SPDR® Gold Trust (the “Index Fund”) on any Observation Date is equal to or greater than 100% of its starting value

A maturity of approximately 2 years

1-to-1 downside loss if the notes are not called prior to maturity and the closing market price per share of the Index Fund decreases below a Threshold Value, with up to 90% of the principal amount at risk

No periodic interest payments

Application may be made to list on NYSE Arca under the symbol “[__}”

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

Summary

The Strategic Accelerated Redemption Securities® Linked to the SPDR® Gold Trust, due May     , 2011 (the “notes”), are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide for an automatic call if the Observation Level of the SPDR® Gold Trust (the “Index Fund”) on any Observation Date is equal to or greater than the Call Level. If the notes are called on any Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the Original Offering Price of the notes plus the applicable Call Premium. If your notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Offering Price per unit and will be based on the direction of and percentage change in the price per share of the Index Fund from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors also must be prepared to have us call their notes on any Observation Date.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-1.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Term:	Approximately two years
Market Measure:	SPDR® Gold Trust (Index Fund Symbol: “GLD”). The Index Fund is an exchange traded fund Market Measure described in product supplement STR-1 that invests principally in gold bars.
Starting Value:	The Volume Weighted Average Price
Volume Weighted Average Price:	Absent a determination of manifest error, the price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Index Fund taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges on the pricing date.
Ending Value:	The Observation Level on the final Observation Date. If it is determined that a scheduled Observation Date is not a trading day, or if a Market Disruption Event (as defined on page TS-7) occurs on a scheduled Observation Date, the Ending Value will be determined as more fully described in product supplement STR-1.
Observation Level:	The Closing Market Price of the Index Fund on NYSE Arca, multiplied by the Price Multiplier.
Observation Dates:

April     , 2010; October     , 2010; and April     , 2011 (the final Observation Date).

The Observation Dates will occur approximately every six months beginning with the first Observation Date, which will occur approximately one year after the pricing date.

Call Level:	100% of the Starting Value.
Call Amounts (per Unit):	$11.40 - $11.80 if called on April , 2010; $12.10 - $12.70 if called on October , 2010; and $12.80 - $13.60 if called on April , 2011. The actual Call Amounts will be determined on the pricing date and will be set forth in the final term sheet made available in connection with the sale of the notes.
Call Premium:	14% - 18% of the Original Offering Price per annum. The actual Call Premium will be determined on the pricing date and will be set forth in the final term sheet made available in connection with the sale of the notes.
Call Settlement Date:	The fifth Banking Business Day following an Observation Date, if the notes are called on that Observation Date, subject to postponement as described in product supplement STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Threshold Value:	90% of the Starting Value (rounded to two decimal places).
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Index Fund described in product supplement STR-1.
Leverage Factor:	100%
Calculation Agent:	MLPF&S, a subsidiary of BAC.

Determining Payment on

the Notes

Automatic Call Provision:

The notes will be automatically called on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive on the Call Settlement Date the Call Amount per unit applicable to that Observation Date, which is equal to the $10 Original Offering Price per unit plus the Call Premium.

Payment at Maturity:

If the notes are not called prior to the maturity date, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations, assuming:

1) a hypothetical Starting Value of 92.28, the Volume Weighted Average Price of the Index Fund from 9:30 a.m. to 4:02 p.m. on March 26, 2009 (rounded to two decimal places);

2) a hypothetical Threshold Value of 83.05, or 90% of the hypothetical Starting Value (rounded to two decimal places);

3) a hypothetical Call Level of 92.28, or 100% of the hypothetical Starting Value;

4) a term of the notes from April 2, 2009 to April 2, 2011, a term expected to be similar to that of the notes;

5) a hypothetical Call Premium of 16% of the $10.00 Original Offering Price per unit per annum, the midpoint of the Call Premium range of 14% to 18%; and

6) hypothetical Observation Dates occurring on April 2, 2010, October 2, 2010, and March 26, 2011.

The Notes Are Called on One of the Observation Dates

The notes have not been previously called and the hypothetical Observation Level on the relevant hypothetical Observation Date is equal to or greater than the Call Level. Consequently, the notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the hypothetical Observation Date that falls on April 2, 2010, the Call Amount per unit will be:

$10.00 plus the Call Premium of $1.60 = $11.60 per unit.

Example 2

If the call is related to the hypothetical Observation Date that falls on October 2, 2010, the Call Amount per unit will be:

$10.00 plus the Call Premium of $2.40 = $12.40 per unit.

Example 3

If the call is related to the hypothetical Observation Date that falls on March 26, 2011, the Call Amount per unit will be:

$10.00 plus the Call Premium of $3.20 = $13.20 per unit.

The Notes Are Not Called on Any of the Observation Dates

Example 4

The notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index Fund on the final Observation Date is not less than 83.05, the hypothetical Threshold Value. The Redemption Amount per unit will therefore be $10.00.

Example 5

The notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index Fund on the final Observation Date is less than 83.05, the hypothetical Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price of $10.00 per unit.

If the Ending Value is 78.44, or 85% of the hypothetical Starting Value, the hypothetical Redemption Amount will be:

$10 + [$10 x (78.44 – 83.05) / 92.28] = $9.50 per unit

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, the Observation Level on the applicable Observation Date, the Ending Value, if applicable, the Call Premium, and the term of your investment.

Summary of the Hypothetical Examples

Notes Are Called on an Observation Date	Observation Date on April 2, 2010	Observation Date on October 2, 2010	Observation Date on March 26, 2011
Hypothetical Starting Value	92.28	92.28	92.28
Hypothetical Call Level	92.28	92.28	92.28
Hypothetical Observation Level on the Observation Date	105.69	99.99	94.98
Return of the Index Fund	14.53%	8.35%	2.93%
Return of the Notes	16.00%	24.00%	32.00%
Call Amount per Unit	$11.60	$12.40	$13.20

Notes Are Not Called on Any Observation Date	Hypothetical Ending Value Is Greater than the Hypothetical Threshold Value	Hypothetical Ending Value Is Less than the Hypothetical Threshold Value
Hypothetical Starting Value	92.28	92.28
Hypothetical Ending Value	84.90	78.44
Hypothetical Threshold Value	83.05	83.05
Return of the Index Fund	-8.00%	-15.00%
Return of the Notes	0.00%	-5.00%
Redemption Amount per Unit	$10.00	$9.50

Risk Factors

An investment in the notes involves significant risks. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections included in product supplement STR-1 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than the return on a comparable investment directly in the shares of the Index Fund.

▪	There are liquidity and management risks associated with the Index Fund.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index Fund.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	We cannot assure you that a trading market for your notes will ever develop or be maintained.

▪	The amount that you receive at maturity or upon a call will not be affected by all developments relating to the Index Fund.

▪

We cannot control actions by the Index Fund’s sponsor which may adjust the Index Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and the sponsor has no obligations to consider your interests.

▪	You will have no rights as a securityholder of the Index Fund, and you will not have the right to receive any distributions with respect to the shares of the Index Fund.

▪	The performance of the Index Fund and the price of gold may vary.

▪

If you attempt to sell notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Certain U.S. Federal Income Taxation Considerations” below.

Additional Risk Factors

The price of shares of the Index Fund is linked closely to the price of gold, which may change unpredictably and affect the value of the notes in unforeseeable ways.

The Index Fund attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion. As a result, the value of the shares of the Index Fund relates directly to the value of the gold held by the Index Fund. Investments in securities such as the notes, which are linked to the price of a single commodity, may be considered speculative. The gold markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies.

Investing in the Index Fund is not the same as investing directly in gold.

The performance of the Index Fund may not fully replicate the performance of the price of gold due to the fees and expenses charged by the Index Fund, restrictions on access to gold, or other circumstances. The Index Fund does not generate any income and as the Index Fund regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each share of the Index Fund has gradually declined over time. The Index Fund sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold. The Index Fund currently has an expense ratio of approximately 0.40% per year. The Index Fund reported total expenses of $19.56 million for the three months ended December 31, 2008, and the market value of its investment in gold as of that date was $21.56 billion. The sale of the Index Fund’s gold to pay expenses at a time of low gold prices could adversely affect the value of the Index Fund. Additionally, there is a risk that part or all of the Index Fund’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster, or other events.

The value of the gold held by the Index Fund is based upon prices determined by the London Bullion Market Association (the “LBMA”), and the price of the Index Fund’s shares is subject to certain risks relating to the LBMA.

The value of the notes is closely related to the performance of the Index Fund, which in turn is closely related to the price of gold. In determining the Index Fund’s net asset value, the value of the gold held by the Index Fund is based upon the price fixings announced by LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of commodities trading on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Other Terms of the Notes

The provisions of this section supersede and replace the section “Description of the Notes—Market Description Events—Exchange Traded Fund Market Measures” set forth in product supplement STR-1.

Exchange Traded Fund Market Measures Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined by the calculation agent in its sole discretion:

(1)	(A) the suspension of or material limitation of trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, of the shares of the Index Fund (or the successor to the Index Fund) on the primary exchange where such shares trade, as determined by the calculation agent (without taking into account any extended or after-hours trading session); or

(B) the suspension of or material limitation of trading, in each case, for more than two hours of trading, or during the one-half hour preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the shares of the Index Fund (or successor to the Index Fund) as determined by the calculation agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the shares of the Index Fund; or

(2)	the determination that a scheduled Observation Date is not a trading day by reason of an event, occurrence, declaration, or otherwise.

For the purpose of determining whether a Market Disruption Event has occurred:

(i)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(ii)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the shares of the Index Fund (or a successor to the Index Fund), will not constitute a Market Disruption Event;

(iii)	a suspension in trading in a futures or options contract on the shares of the Index Fund (or such successor to the Index Fund), by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts, will each constitute a suspension of or material limitation on trading in futures or options contracts related to the Index Fund;

(iv)	subject to paragraph (2) above, a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(v)	for the purpose of clause (1)(A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the price per share of the Index Fund will be equal to or higher than the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in that case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the notes are called, regardless of the performance of the Index Fund from the Starting Value to the date on which the notes are called.

▪

You are willing to accept that the notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10.00 Original Offering Price per unit.

▪

You accept that your investment may result in a loss, which could be significant, if the price per share of the Index Fund decreases below the Threshold Value from the Starting Value to the Ending Value on the final Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index Fund with no expectation of the benefits of owning gold or any related futures contract or shares of the Index Fund.

▪

You are willing to accept that there is no assurance that the notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the notes or that there will be liquidity in any trading market. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our perceived creditworthiness.

The notes may not be an appropriate investment for you if:

▪	You want to hold your notes for the full term.

▪	You anticipate that the price per share of the Index Fund will decrease from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will not be equal to or greater than the Call Level on any Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with the benefits of owning gold or any related futures contracts or shares of the Index Fund.

▪	You want assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index Fund

The SPDR® Gold Trust

We have derived the following information from publicly available documents published by the Index Fund. We are not affiliated with the Index Fund, and the Index Fund will have no obligations with respect to the notes. This term sheet relates only to the notes and does not relate to either the shares of the Index Fund or gold. Neither we nor MLPF&S has participated or will participate in the preparation of the publicly available documents described below. Neither we nor MLPF&S has made any due diligence inquiry with respect to the Index Fund in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of the publicly available documents described below have or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Index Fund could affect the value of the shares of the Index Fund on the Observation Dates and therefore could affect your Call Amount or Redemption Amount, as applicable.

The Index Fund is a trust sponsored by World Gold Trust Services, LLC. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Index Fund and HSBC Bank USA, N.A. is the custodian of the Index Fund. The Index Fund was formed in November 2004. The Index Fund seeks to mirror as closely as possible the price of gold bullion, before fees and expenses. The Index Fund issues SPDR® Gold Shares, which represent units of fractional undivided beneficial interest in and ownership of the Index Fund. Your notes are linked only to the share price of the Index Fund and do not entitle you to receive any distributions from the Index Fund. It is possible that the performance of the Index Fund’s shares may not fully replicate the performance of the price of gold due to the fees and expenses charged by the Index Fund, restrictions on access to gold, or other circumstances.

Information provided to or filed with the SEC by the Index Fund under the Securities Act of 1933 and the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s Website at www.sec.gov by reference to SEC CIK number 1222333. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The selection of the Index Fund is not a recommendation to buy or sell the shares of the Index Fund. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Index Fund.

The shares of the Index Fund trade on the NYSE Arca under the symbol “GLD.”

Historical Data

The following table sets forth the high and low closing prices of the shares of the Index Fund for the calendar quarters from its inception in November 2004 through March 26, 2009. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Market, rounded to two decimal places. The historical closing prices of shares of the Index Fund should not be taken as an indication of future performance, and we cannot assure you that the price per share of the Index Fund will not decrease. In addition, we cannot assure you that the price per share of the Index Fund will increase so that the closing price per share of the Index Fund on any applicable Observation Date will be equal to or greater than the Starting Value or that your Notes will be automatically called on such Observation Date.

	HIGH	LOW
2004
Fourth Quarter (from November 18, 2004)	45.60	43.44

2005
First Quarter	44.43	41.26
Second Quarter	44.02	41.53
Third Quarter	47.1	41.89
Fourth Quarter	52.56	41.89

2006
First Quarter	58.60	52.34
Second Quarter	71.12	55.62
Third Quarter	65.85	56.92
Fourth Quarter	64.39	56.37

2007
First Quarter	68.10	60.17
Second Quarter	68.70	63.62
Third Quarter	73.51	64.42
Fourth Quarter	83.00	71.90

2008
First Quarter	99.17	84.77
Second Quarter	93.27	83.99
Third Quarter	96.17	73.08
Fourth Quarter	89.90	70.00

2009
First Quarter (through March 26, 2009)	97.80	79.79

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index Fund. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index Fund and financial markets generally exhibiting greater volatility than in earlier periods.

SPDR® is a trademark of Standard & Poor’s Financial Services LLC. The notes are not sponsored, endorsed, sold, or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the Index Fund that requires you to pay us at inception an amount equal to the purchase price of the notes and entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the Index Fund.

•

Under this characterization and tax treatment of the notes, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-1, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the Index Fund that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the Index Fund. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the Index Fund for U.S. federal income tax purposes. If the notes did not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STR-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-1 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale, Exchange, or Redemption Prior to Maturity. Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the Index Fund for U.S. federal income tax purposes, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder (as defined in product supplement STR-1) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Because the Index Fund is a type of financial asset described under Section 1260 of the Code, while the matter is not entirely clear, there may exist a risk that an investment in the notes will be treated as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”). The Excess Gain will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the Index Fund at fair market value on the original issue date for an amount equal to the issue price of the notes and sold such amount of the Index Fund upon the date of sale, exchange, redemption, or settlement of the notes at fair market value. In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption, or settlement). U.S. Holders should consult their tax advisor regarding the potential application of Section 1260 of the Code to an investment in the notes.

Possible Future Tax Law Changes. On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-1.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-1 dated January 2, 2009:

http://sec.gov/Archives/edgar/data/70858/000119312509000237/d424b5.htm

▪	Series L MTN prospectus supplement dated April 10, 2008 and prospectus dated May 5, 2006:

http://sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.